# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, Arizona (AZ), 85028
Date of event which requires filing of this statement: 06/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001899044

## Reporting persons
- Emerald ESG Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Emerald ESG Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Betsy Z. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035 Phoenix, Arizona 85028

## Item 2. Person Filing
Name of person filing:
(1) Emerald ESG Sponsor, LLC
(2) Emerald ESG Advisors, LLC
(3) Betsy Z. Cohen
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is c/o Cohen Circle, LLC, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.
Citizenship: Each of Emerald ESG Sponsor, LLC and Emerald ESG Advisors, LLC is a Delaware limited liability company. Ms. Cohen is a United States citizen.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Emerald ESG Sponsor, LLC: /s/ Betsy Z. Cohen, Betsy Z. Cohen/Manager (07/21/2025)
- Emerald ESG Advisors, LLC: /s/ Betsy Z. Cohen, Betsy Z. Cohen/Manager (07/21/2025)
- Betsy Z. Cohen: /s/ Betsy Z. Cohen, Betsy Z. Cohen (07/21/2025)